Tombstone Exploration Corporation

6529 E. Friess Drive

Scottsdale, AZ 85254

May 12, 2017

Mr. Rufus Decker, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Office of Beverages, Apparel, and Mining

100 F Street N.E.

Washington, D.C. 20549

Re:	Tombstone Exploration Corporation
Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2015
Filed February 1, 2017
File No. 000-29922

Dear Mr. Decker:

Tombstone Exploration Corporation, a Nevada corporation (the “Company”), has received and reviewed your letter of December 5, 2016 and subsequent letter dated February 14, 2017, pertaining to the Company’s above-referenced filings as filed with the Securities & Exchange Commission (the “Commission”) on September 9, 2016 and amendment number 1 on January 31, 2017 (the “Filing”), File No. 000-29922. Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated February 14, 2017.

Form 20-F/A for the Fiscal Year Ended December 31, 2015

History and Development of the Company, page 11

1.	We note your response to comment 5, indicating you amended your filing, but still find the reference to high grade gold results without a definition of what constitutes high grade gold. In addition we note your reference to multiple other samples above 1 g/t gold and mining dumps which showcase multi ppm gold values up to 7.04 ppm and silver values up to 22.6 ppm which does not conform to the guidance provided previously regarding sampling disclosure. Please modify your filing by defining your high grade gold values and changing your sample result disclosure.

RESPONSE: We have amended the filing accordingly.

2.	We note your response to comment 6 indicating you amended your filing, but do not find a statement that the State of Maine property is without known reserves. Please amend your filing to include a statement that the State of Maine properties are without known reserves or the properties are not material to your company.

RESPONSE: We have amended the filing accordingly.

3.	We note your response to comment 6 indicating you amended your filing, but do not find any statement regarding surface disturbance or contamination issues for your Stardust or State of Maine properties due to these previous mining activities. Please briefly state the extent of the surface disturbance at these properties describing any trenching, mine dumps, ponds and/or shafts, and describe any contamination issues related to former processing or assay/testing activities.

RESPONSE: We have amended the filing accordingly.

Financial Statements, page F-1

4.	Your response to our comment 12 does not satisfy the comment; accordingly, we reissue the comment. Please amend your filing to include audited comparative financial statements that cover the latest three fiscal years as required by Item 8.A.2 of Form 20-F, and expand your Operating and Financial Review and Prospects disclosure in Item 5 accordingly. Please note that you may omit the balance sheet for the earliest of the three years in accordance with Instruction 1 to Item 8.A.2 of Form 20-F, if that balance sheet is not required by a jurisdiction outside the United States. Please ensure to include an audit report (or series of audit reports) that covers all financial statements and periods required to be presented. Refer to Item 8.A.2 and 3 of Form 20-F and the related Instructions.

RESPONSE: We have filed our audited financial statements as provided to us by our auditors, inclusive of the year ended December 31, 2013, as required by Item 8.A.2 of Form 20-F. Additionally, we have updated Item 5 accordingly and included an audit report that covers all financial statements and periods required to be presented.

Note 12 – Restatement, page F-18

5.	We note your response to our comment 13 does not sufficiently address the comment. Please either comply with the comment, or explain to us why you or your auditors believe the comment is not applicable and include citations to Commission rules, regulations or instructions that support your conclusion. Accordingly, we reissue the comment and request that you obtain and file a new audit report from your independent auditor that includes an explanatory paragraph recognizing the restatement in accordance with AU Section 508.18 of the auditing standards of the Public Company Accounting Oversight Board. Please also label the impacted periods as “restated” on the face of your financial statements.

RESPONSE: We have included a new audit report from our independent auditor that includes an explanatory paragraph recognizing  the restatement in accordance with AU Section 508.18 of the auditing standards of the Public Company Accounting Oversight Board. We have also labeled the impacted periods as “restated” on the face of your financial statements.

In connection with the Company’s responding to the comments set forth in the February 14, 2017 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Sincerely,

/s/Alan Brown

Alan Brown

Chief Executive Officer